Exhibit 99.1

LINKTONE ANNOUNCES APPLICATION TO LIST SHARES ON THE AUSTRALIAN SECURITIES EXCHANGE

Singapore, August 20, 2013 — Linktone Ltd. (NASDAQ: LTON) (“Linktone” or the “Company”), a provider of media and entertainment content and services in key strategic markets in Asia, today announced that it has applied for admission to the official list of the Australian Securities Exchange (“ASX”). As part of the application for admission, an Information Memorandum that complies with the requirements of the ASX Listing Rules has been prepared and lodged with the ASX.   If approved, the Company’s ordinary shares will trade on the ASX in the form of CHESS Depository Interests (“CDIs”).  The Company’s American Depository Shares (“ADSs”) will continue to trade on the NASDAQ Global Market under the ticker symbol “LTON”.

Each CDI will represent ten ordinary shares of the Company (each ADS also represents ten ordinary shares of the Company).  The Company noted that no additional ordinary shares are being issued and no additional capital is being raised in connection with this proposed listing.  The listing of CDIs on the ASX is subject to the final approval of the ASX and may not occur in the absence of such approval.

The Company’s listing on the ASX will provide Linktone with access to a capital market base with investors in closer proximity to its key operating markets in Asia.  A copy of the Information Memorandum will be made available on the Company’s website at www.linktone.com.

ABOUT LINKTONE LTD.

Linktone Ltd. is a provider of rich and engaging services and content to a wide range of traditional and new media consumers and enterprises in Mainland China, Indonesia, Malaysia, Hong Kong and Singapore. Linktone focuses on media, entertainment, communication and edutainment products, which are promoted through the company’s strong nationwide distribution networks, integrated service platforms and multiple marketing sales channels, as well as through the networks of leading mobile operators in Mainland China and Indonesia.

FORWARD-LOOKING STATEMENTS

This press release contains statements of a forward-looking nature.  These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar statements.  The accuracy of these statements may be impacted by a number of risks and uncertainties and you should not place undue reliance on these statements.  There can be no assurance that Linktone’s ASX listing will be successfully completed or that an active trading market for CDIs will develop on the ASX; factors that could cause Linktone’s ASX listing plan to differ materially include, but are not limited to, changes in applicable laws and regulations in Australia or the U.S. or in application thereof by relevant governmental authorities, the ASX’s and Australian authorities’ approval of Linktone’s listing application and the Company’s future business development, results of operations and financial condition.  Linktone does not undertake any obligation to update this forward-looking information, except as required under applicable law.

CONTACTS:

Investor Relations (HK):
Candy Cheung, Senior Associate
Taylor Rafferty
Tel: +852 3196 3712
Email: linktone@king-worldwide.com

Investor Relations (US):
Mahmoud Siddig, Managing Director
Taylor Rafferty
Tel: 212-889-4350
Email: linktone@king-worldwide.com